RECEIVED

**Eurotunnel**
UK Terminal
Ashford Road
Folkestone
Kent CT18 8XX
[redacted]

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

07025923

03rd August 2007

SUPPL

Dear Sirs,

**Eurotunnel PLC ("EPLC") now TNU PLC/Eurotunnel SA ("ESA") now TNU SA - File number : 82-3000/82-2999**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel: Revenue and traffic figures for first half of 2007
- The General Meetings of Eurotunnel P.L.C. and Eurotunnel SA, subsidiaries of Groupe Eurotunnel SA since the success of the Exchange Tender Offer, have:
    - approved the 2005 and 2006 accounts,
    - adopted the change of name of the Eurotunnel P.L.C. and Eurotunnel SA to TNU PLC,
    - been informed of the de-listing in London of EPLC and ESA Units with effect from 30 July 2007.

Yours faithfully,

PROCESSED
AUG 15 2007
THOMSON FINANCIAL

pp

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

dlw 8/14

Eurotunnel is a partnership between The Channel Tunnel Group Limited, registered in England under no. 1811435 and whose registered office is at UK Terminal, Ashford Road, Folkestone, Kent CT18 8XX, United Kingdom and France Manche, Société Anonyme with a share capital of € 200 000 000, 333 286 714 RCS Paris, whose registered office is at 19 boulevard Malesherbes, 75008 Paris, France, and whose address for service in Great Britain is UK Terminal, Ashford Road, Folkestone, Kent CT18 8XX.

# NEWS

RECEIVED
2007 AUG 13 P 12:40

11 July 2007

*Immediate release*

## Eurotunnel:

## Revenue and traffic figures for first half of 2007

- **Shuttle revenues up by 8% and total revenue up by 7% to £252m compared to first half of 2006 (on comparable pro forma basis)**
- **Strong traffic growth: trucks (+9%), cars (+8%), Eurostar (+5%)**

Eurotunnel notes with satisfaction a net increase in its revenues and main traffic during the first half of 2007 compared to the same period in the previous year (on a comparable basis), thereby reinforcing its position as leader in the cross-Channel market.

During the period under review, Eurotunnel revenues were £252 million, an increase of 7% without the minimum usage payments which came to an end in November 2006.

The number of trucks (+9%) and cars (+8%) carried on Eurotunnel Shuttles has grown significantly, as has that of Eurostar passengers travelling through the Channel Tunnel (+5%).

### ***Revenues***

During the first six months of the year, Eurotunnel has recorded a clear increase in revenues from its core activity, the transport of trucks and passenger vehicles on board its Shuttles: this is up to £162 million, an improvement of 8% compared to 2006 at a constant exchange rate.

Revenues from railway operators, which no longer include the payments guaranteed under the Minimum Usage Charge (MUC), were £86 million. Excluding the MUC, these revenues have increased by 6% in the first six months. For comparison, the MUC payments for the first half of 2006 were £37 million.

Revenues from non-transport activities remained marginal, at £4 million.

Total revenues for the first half of the year were up to £252 million, an increase of 7% on a comparable pro forma basis (£252 million compared to £236 million).

The ending of the minimum payment from the railways should have led to a mechanical reduction in total revenues of 14% (portion of 2006 first half revenues represented by the MUC). In fact revenues have only decreased by 8%: the company has therefore already compensated for a major part of the MUC.

| **Revenues £ million** | **1st half 2007* (un-audited)** | **1st half 2006 excl. MUC (restated*)** | **% change excl. MUC** | **1st half 2006 MUC included (restated*)** | **% change** |
|---|---|---|---|---|---|
| Shuttle Services | 162 | 150 | + 8% | 150 | + 8% |
| *Railways (excl. MUC)* | *86* | *81* | *+ 6%* | *81* | *+ 6%* |
| *MUC* | *-* | | | *37* | |
| Railways | 86 | | | 118 | - 27% |
| Non-transport activities | 4 | 5 | - 14% | 5 | - 14% |
| **Revenues** | **252** | **236** | **+ 7%** | **273** | **- 8%** |

** Exchange rate : £1=€1.478*

## *Shuttle traffic*

The quality of service offered by Eurotunnel, the speed, ease and reliability of its transport system, which is also more environmentally friendly than its competitors for crossing the Channel, have led to even more customers choosing to use the service during the first half of 2007.
The number of trucks carried rose to 707,422, an increase of 9% over the first half of 2006. The number of cars transported (955,510) rose by a similar amount (8%), or 68,046 vehicles.

| | | 1st half 2007 | 1st half 2006 | 2007/2006 % change |
|---|---|---|---|---|
| **Truck shuttles** | | 707,422 | 649,596 | + 9% |
| **Passenger shuttles** | Cars* | 955,510 | 887,464 | + 8% |
| | Coaches | 32,500 | 33,030 | - 2% |

* *Including motorcycles, vehicles with trailers, caravans and camper vans.*

## *Railways traffic*

3,913,283 people travelled on Eurostar* during the first half of 2007, an increase of 5% even though the final section of the high speed line to London, High Speed 1, will not come into service until November 2007.
By contrast, railway freight trains travelling through the Tunnel during the first half of 2007 carried only 680,531 tonnes of goods, a decrease of 14% compared to the first half of 2006. This traffic remains significantly below the original forecasts and the capacity of the Channel Tunnel.

Eurotunnel is working hard with its partners Fret SNCF, EWS and BRB to re-launch this activity.

| | 1st half 2007 | 1st half 2006 | 2007/2006 % change |
|---|---|---|---|
| **Eurostar*** *(passengers)* | 3,913,283 | 3,733,403 | + 5% |
| **Rail Freight tonnage** (EWS/SNCF) | 680,531 | 791,672 | - 14% |

* *Only Eurostar passengers passing through the Channel Tunnel are included in this table. This excludes those travelling between Paris-Calais and Brussels-Lille.*

Jacques Gounon, Chairman and Chief Executive of Groupe Eurotunnel declared *"Having succeeded in restructuring its finances, Eurotunnel has now completed its return to the cross-Channel market with significant growth in its main traffic. It is clearly market leader."*

N° 028/2007

*For media enquiries contact on + 44 (0) 1303 284491*
*Email: press@eurotunnel.com*

*For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.*
*Email: michael.schuller@eurotunnel.com*

www.eurotunnel.com

# NEWS

27 July 2007

*Immediate release*

**The General Meetings of Eurotunnel P.L.C. and Eurotunnel SA, subsidiaries of Groupe Eurotunnel SA since the success of the Exchange Tender Offer, have today:**

- **Approved the 2005 and 2006 accounts**
- **Adopted the change of name of the Eurotunnel P.L.C. and Eurotunnel SA to TNU PLC and TNU SA respectively**
- **Been informed of the de-listing in London of EPLC and ESA Units with effect from 30 July 2007**

The combined Ordinary and Extraordinary General Meeting of Eurotunnel SA and the Annual General Meeting of Eurotunnel P.L.C., which were held in Coquelles, France, on 27 July 2007, brought together 2,516 shareholders, representing 93.15% of the capital, of whom 40 were present for the meeting.

The resolutions presented by the Board were all approved by a majority of 99.9%*.

**The ordinary general meeting of Eurotunnel SA** approved the annual accounts, the combined accounts and the results for the 2005 and 2006 financial years, ratified the appointment as directors of Colette Neuville and Pierre Bilger and re-appointed as directors Jacques Gounon, Colette Neuville, the Association de Défense des Actionnaires Eurotunnel (ADACTE), Pierre Bilger, Robert Rochefort and Henri Rouanet, for a term of three years.

**The annual general meeting of Eurotunnel P.L.C.** received the 2005 and 2006 reports and accounts, approved the Directors' remuneration report and re-elected as directors, Colette Neuville, Tim Yeo, Jacques Gounon and Robert Rochefort.

**The extraordinary general meeting of Eurotunnel SA and the annual general meeting of Eurotunnel P.L.C.** adopted the name changes for Eurotunnel PLC and Eurotunnel SA which will now be called TNU PLC and TNU SA respectively to avoid any confusion with the new parent company Groupe Eurotunnel SA, of which they have become subsidiaries**.

**The extraordinary general meeting of Eurotunnel SA** also decided that the number of Directors aged over 75 could not be greater than one third of the Directors at any given time. The company's constitutional documents have been modified accordingly.

**Delisting of Eurotunnel Units in London**

Following Eurotunnel's application to cancel the listing of the Units and their admission to trading on the London Stock Exchange, notice of which was duly given to shareholders, the UK Listing Authority has confirmed that delisting will be effective on 30 July 2007.

**Jacques Gounon, Chairman and Chief Executive of Groupe Eurotunnel SA**, declared, *"The accounts for 2005 and 2006 which have just been approved by the AGMs of TNU PLC (ex Eurotunnel P.L.C.) and TNU SA (ex Eurotunnel SA) reflect the past debt and show a heavy deficit. The recapitalisation of these companies will lead to an almost total dilution of the shareholders who did not tender their shares to the ETO: from now on, the future of Eurotunnel is with Groupe Eurotunnel SA".*

* Detailed results of the vote relating to each resolution are available on the company's website www.eurotunnel.com

** Please note that, following the recent Exchange Tender Offer for Eurotunnel Units, Groupe Eurotunnel SA is now the principal shareholder in these companies, holding over 93% of the capital.

N° 029/2007

*For media enquiries contact on + 44 (0) 1303 284491*
*Email: press@eurotunnel.com*

*For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.*
*Email: michael.schuller@eurotunnel.com*

www.eurotunnel.com



END